Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-223581

AMERICAN EXPRESS COMPANY
$750,000,000
3.000% NOTES DUE FEBRUARY 22, 2021

Terms and Conditions

Issuer:	American Express Company

Expected Ratings(1):	A3/BBB+/A (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Ranking:	Senior unsecured

Trade Date:	February 19, 2019

Settlement Date:

February 22, 2019 (T+3 days). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof will be required, because the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes on the date hereof, you should consult your own advisors.

Maturity Date:	February 22, 2021

Par Amount:	$750,000,000

Benchmark Treasury:	UST 2.500% due January 31, 2021

Benchmark Treasury Price and Yield:	99-31 7/8; 2.502%

Re-offer Spread to Benchmark:	+55 bps

Re-offer Yield:	3.052%

Coupon:	3.000%

Public Offering Price:	99.900%

Underwriters’ Discount:	0.150%

Net Proceeds to American Express:	$748,125,000 (before expenses)

Interest Payment Dates:	The 22nd of each February and August, beginning August 22, 2019

Day Count:	30 / 360

Redemption:

American Express Company may redeem the notes, in whole or in part, on or after the date that is 31 days prior to the Maturity Date at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to the date fixed for redemption. The notes may be redeemed prior to the date that is 31 days prior to the maturity date if certain events occur involving United States taxation.

Listing:	The notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	025816 CB3

ISIN:	US025816CB30

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC

Co-Managers:	Lloyds Securities Inc.
MUFG Securities Americas Inc.
NatWest Markets Securities Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

Junior Co-Managers:	CastleOak Securities, L.P.
Drexel Hamilton, LLC

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus dated March 12, 2018) and a preliminary prospectus supplement, dated February 19, 2019, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Goldman Sachs & Co. LLC at 1-866-471-2526, or Mizuho Securities USA LLC at 1-866-271-7403.